UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on October 10, 2019.

October 10, 2019
City of Buenos Aires

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, Piso 2
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Ref.: Relevant Fact. Central Puerto S.A.
informs related parties’ transaction

Ladies and gentelmen,

I am pleased to address You in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”), in accordance with the provisions of Title XII, Chapter I, Section II, Article 3 of the CNV rules, and Article 23 of the ByMA Listing Regulations.

In accordance with the provisions of articles 72 and 73 of the Capital Market Law, it is hereby reported that today, the Board of Directors of the Company, prior favorable pronouncement of the Audit Committee, approved the granting of the following bridge loans for financing the following renewable energy power generation projects owned by Related Parties of CPSA, as detailed below:

a) to CP Manque SAU for up to the sum of USD 50,000,000; and

b) to CP Los Olivos S.AU. for up to the sum of USD 20,000,000;
(both hereinafter the “Loans”), in both cases with a maturity of twelve (12). The Loans include the refinancing of the loans informed by the Relevant Fact dated August 12, 2019. The report of the Audit Committee is available to the shareholders.

With nothing further new, I remain sincerely Yours,

_____________________________________
Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 10, 2019	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact